Exhibit 4.2
Description of Capital Stock
The following discussion is a summary of the material terms of our outstanding common stock and preferred stock.
Authorized Capital
Our authorized capital stock currently consists of 100 million shares of common stock, par value $0.01 per share and 5 million shares of preferred stock, par value $0.01 per share, of which 50,000 shares are designated as 5.75% Series A Cumulative Perpetual Preferred Stock.
Common Stock
Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders generally are entitled to vote. Holders of our common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.
Holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. We do not intend to pay cash dividends on our common stock for the foreseeable future.
In the event of our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.
The holders of our common stock have no conversion, preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.
Blank Check Preferred Stock
Our board of directors has the authority, subject to any limitations imposed by law or the New York Stock Exchange (“NYSE”) rules, without further action by the stockholders, to issue up to five million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series of such preferred stock. As described below, the Board has authorized 50,000 of these shares of preferred stock as Series A Preferred Stock. These rights, preferences and privileges include, but are not limited to, dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of that series, any or all of which may be greater than the rights of common stock.
5.75% Series A Preferred Stock
General.
As of December 31, 2021, there were 2,000 shares of our 5.75% Series A Cumulative Perpetual Preferred Stock, or our Series A Preferred Stock, issued and outstanding. We have issued and outstanding 2,000,000 depositary shares, each representing a 1/1000th fractional interest in a share of Series A Preferred Stock (our “Series A Depositary Shares”).

Ranking.
The Series A Preferred Stock, represented by the Series A Depositary Shares, ranks, with respect to dividend rights and rights upon our liquidation, dissolution or winding-up:
•Senior to all classes or series of our common stock and to each other class or series of capital stock issued with terms specifically providing that such class or series of capital stock ranks senior to or on parity with the Series A Preferred Stock;
•On parity with each class or series of capital stock issued by us with terms specifically providing that such class or series of capital stock ranks senior to the Series A Preferred Stock;
•Junior to each class or series of capital stock issued by us with terms specifically providing that such class or series of capital stock ranks senior to the Series A Preferred Stock ; and
•Effectively junior to all our existing and future indebtedness and liabilities our existing or future subsidiaries.
Dividends
Holders of Series A Depositary Shares will be entitled to receive cumulative cash dividends at the rate of 5.75% of the $25,000.00 liquidation preference per share of the Series A Preferred Stock (equivalent to a $25.00 liquidation preference per depositary share) per year, i.e., $1,437.50 per year per share of the Series A Preferred Stock (equivalent to $1.4375 per year per depositary share). Dividends will be payable quarterly in arrears, on or about the 15th day of March, June, September, and December of each year, beginning on or about March 15, 2022. Dividends on the Series A Preferred Stock underlying the Series A Depositary Shares will continue to accumulate whether or not (i) the terms and provisions of any of our agreements relating to our indebtedness prohibit the authorization, payment or setting aside for payment of the dividends, (ii) we have earnings, (iii) we have funds legally available to pay the dividends, or (iii) our Board of Directors authorizes the dividends.
Liquidation Preference

    In the event of our liquidation, dissolution or winding up, the holders of Series A Preferred Stock will be entitled to receive the liquidation preference with respect to their shares of Series A Preferred Stock, plus an amount equal to accrued but unpaid dividends with respect to such shares. The liquidation preference of each share of Series A Preferred Stock is $25,000.00 per share (equivalent to $25.00 per depositary share).
Optional Redemption
We may not redeem the Series A Preferred Stock prior to December 23, 2026, except under the circumstances described below. On and after December 23, 2026, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, at a redemption price equal to $25,000.00 per share of Series A Preferred Stock (equivalent to $25.00 per depositary share), plus an amount per such share equal to any accrued and unpaid dividends on such share up to, but excluding, the date fixed for redemption, without interest.
Special Optional Redemption
In the event of a Change of Control (which is defined below and includes our delisting from either NYSE, NYSE AMER or Nasdaq), we may, at our option, redeem the Series A Preferred Stock, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25,000.00 per share of Series A Preferred Stock (equivalent to $25.00 per depositary share), plus an amount per such share equal to any accrued and unpaid dividends, but excluding, the date of redemption. To the extent that we exercise our redemption right relating to the Series A Preferred Stock, the holders of the Series A Preferred Stock will not be permitted to exercise the conversion right described below in respect to their shares called for redemption.
A “Change of Control” occurs when, after the original issuance of the Series A Preferred Stock, both of the following have occurred and is continuing:
•the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions, of shares of our company entitling that person to exercise more than 50% of the total voting power of all shares of any class or series of capital stock of our company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
•following the closing of any transaction referred to in the bullet point above, neither we nor any acquiring or surviving entity (or if, in connection with such transaction shares of our common stock are converted into or exchanged for (in whole or in part) common equity securities of another entity, such other entity) has a class of common securities (or depositary receipts representing such securities) listed on the NYSE, the NYSE AMER or Nasdaq, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE AMER or Nasdaq.
Conversion Rights
Within 15 days following the occurrence of a Change of Control, we will provide notice to holders of the Series A Series A Depositary Shares that (1) notifies holders of the occurrence of the Change of Control, (2) describes the resulting Change of Control Conversion Right described below and (3) sets forth the Change of Control Conversion Date (which is not fewer than 20 days nor more than 35 days after the date on which we provide the notice) at which time they can elect to convert;
On the Change of Control Conversion Date (unless, on or prior to such date we have provided notice of our election to redeem the Series A Preferred Stock as described above under “—Optional Redemption” or “—Special Optional Redemption”) each holder of Series A Preferred Stock will have the right to convert some or all the Series A Preferred Stock held by such holder into a number of shares of our common stock per depositary share (the “Common Stock Conversion Consideration”) equal to the lesser of:
•the quotient obtained by dividing (1) the sum of the $25.00 per depositary share liquidation preference plus the amount per such share equal to any accrued and unpaid dividends on such share up to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date, is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and then remaining unpaid dividend will be included in this sum), without interest, by (2) the Common Stock Price (as defined below) (such quotient, the “Conversion Rate”); and
•1.7059 (i.e., the Share Cap), subject to certain adjustments described below.
If we have provided a redemption notice whether pursuant to our special optional redemption right or our optional redemption right, holders of Series A Depositary Shares will not have any right to convert the underlying Series A Preferred Stock, and any Series A Preferred Stock subsequently selected for redemption that has been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.
In the case of a Change of Control pursuant to, or in connection with, which our common stock will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of depositary shares representing interests in Series A Preferred Stock will receive upon conversion of such Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration,” and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Conversion Consideration”).
Limited Voting Rights
Holders of Series A Preferred Stock generally will have no voting rights. However, if we do not pay dividends on any outstanding shares of Series A Preferred Stock for six or more quarterly dividend periods (whether or not declared or consecutive), holders of the Series A Preferred Stock (voting separately as a class together with the holders of all other classes or series of parity preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote, at a special meeting called by the holders of record of at least 10% of any series of preferred stock as to which dividends are so in arrears or at the next annual meeting of shareholders, for the election of two additional directors to serve on our Board of Directors until all dividend arrearages have been paid. In such a case, the number of directors serving on our Board of Directors will be increased by two. In addition, certain material and adverse changes to the terms of the Series A Preferred Stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class.
No Maturity, Sinking Fund or Mandatory Redemption
The Series A Preferred Stock has no maturity date and we are not required to redeem the Series A Preferred Stock at any time. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely, unless we decide, at our option, to exercise our redemption right or, under circumstances where the holders of the Series A Preferred Stock have a conversion right, such holders convert the Series A Preferred Stock into our common stock. The Series A Preferred Stock is not subject to any sinking fund and we are not required to set aside funds to redeem the Series A Preferred Stock.
Depositary Share Listing
Our outstanding Series A Depositary Shares are listed on the NYSE under the symbol “GRBK PRA”.
Transfer Agent

The transfer agent and registrar for the Series A Preferred Stock is Continental Stock Transfer & Trust Company.